December 9, 2014

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs
Matthew Crispino

Re:	New Relic, Inc.
Registration Statement on Form S-1
File No. 333-200078

Acceleration Request
	Requested Date:	Thursday, December 11, 2014
	Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between December 1, 2014 and December 8, 2014 at 5:00 p.m., Eastern Daylight Time, 2,061 copies of the Preliminary Prospectus of New Relic, Inc. dated December 1, 2014 were distributed as follows by the underwriters:

•	224 copies to prospective underwriters/dealers;

•	1,329 copies to institutional and other investors; and

•	508 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on December 11, 2014, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC

Acting on behalf of themselves and as the Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name:	Lauren Cummings
Title:	Executive Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Marek Biegluk
Name:	Marek Biegluk
Title:	Managing Director

cc:	Lewis Cirne, New Relic, Inc.
Mark Sachleben, New Relic, Inc.
David G. Peinsipp, Cooley LLP
Andrew S. Williamson, Cooley LLP
Jonie Kondracki, Cooley LLP
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP